Filed by Change Technology Partners, Inc.
                           Subject Company - Change Technology Partners, Inc. Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed Filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                           SEC File No. : 01-13347



                              FOR IMMEDIATE RELEASE
                              ---------------------


                   CHANGE TECHNOLOGY PARTNERS, INC. ANNOUNCES
                    AGREEMENT TO MERGE WITH NEUROLOGIX, INC.

   COMPANY DEVELOPS TREATMENTS FOR CENTRAL NERVOUS SYSTEM DISORDERS, INCLUDING
                 PARKINSON'S THERAPY APPROVED FOR PHASE I TRIALS

                NOBEL LAUREATE TO CHAIR SCIENTIFIC ADVISORY BOARD


GREENWICH, CT. JUNE 18, 2003 - Change Technology Partners (OTCBB: CTPI) announced that it has signed a Letter of Intent with Neurologix, Inc. to merge the two companies. Under the terms of the Letter of Intent, Neurologix would merge with a newly-formed subsidiary of CTPI, and based upon CTPI's net assets (as defined) at closing, CTPI's shareholders would retain up to 33?% of the outstanding voting capital stock of CTPI on a fully-diluted basis. The parties have agreed to work together to enter into a definitive merger agreement as soon as practicable. Thereafter, the closing will be contingent upon, among other things, shareholder approvals by both companies.

Neurologix is a leader in the development of proprietary therapies for the treatment of disorders of the brain and central nervous system. It was established in 1999 to commercialize therapeutic discoveries of the scientific founders, who have spent the last decade developing leading-edge technology in university settings. Neurologix's scientific founders recently became the first and only team to receive FDA approval to conduct Phase I human clinical trials of gene therapy for the treatment of Parkinson's disease. Patients are currently being recruited for the trial, which is expected to commence in the second half of 2003. Neurologix owns or licenses 14 patents and patent applications in this field, several of which support the treatment to be used in this clinical trial. Neurologix shareholders include Palisade Private Partnership, L.P.

"We are very enthusiastic about the proposed merger with CTPI" said Dr. Martin
J. Kaplitt, President of Neurologix. "We believe that the financial resources of the combined company will greatly enhance our ability to conduct the Phase I clinical trial of gene therapy for the


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treatment of Parkinson's disease and to continue our development of innovative therapies for the treatment of other degenerative neurological disorders".

On September 30, 2002, CTPI's Board of Directors announced the adoption of a plan of liquidation and dissolution in order to maximize shareholder value and noted that if no suitable business opportunities became available to it, subject to stockholder approval, it would commence liquidation in 2003. Mr. Michael Gleason, CTPI's Chairman noted, "After reviewing this opportunity with Neurologix's scientific team, management and principal shareholders, we are very excited about the combined company's prospects. We believe that a merger with Neurologix has the potential to provide our stockholders with more value than they would receive in liquidation."

Separately, Neurologix announced that Dr. Paul Greengard, winner of the 2000 Nobel Prize in Physiology or Medicine, has agreed to chair the company's Scientific Advisory Board. Dr. Greengard is the Vincent Astor Professor and Chairman of the Laboratory of Molecular and Cellular Neuroscience at Rockefeller University.


ABOUT NEUROLOGIX, INC.

Neurologix, Inc. (www.neurologix.net) is a leader in the development of proprietary therapies for the treatment of disorders of the brain and the central nervous system.

ABOUT CHANGE TECHNOLOGY PARTNERS, INC.

Change Technology Partners, Inc. (OTCBB:CTPI) (WWW.CHANGE.COM) provides media and entertainment interactive services to the motion picture, television and advertising industries through its operating subsidiary, Canned Interactive. The assets of CTPI are primarily cash and its operating subsidiary, Canned Interactive.


In connection with the proposed transaction, CTPI intends to file relevant materials with the Securities and Exchange Commission (the "SEC"), including a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), that contains a prospectus and proxy solicitation statement. Because those documents will contain important information, CTPI shareholders are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, WWW.SEC.GOV, and CTPI shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from CTPI.

CTPI and certain of its officers and directors may be deemed to be participants in CTPI's solicitation of proxies from the holders of their common stock in connection with the proposed transaction. Investors may obtain information regarding the interests of the participants by reading the prospectus and proxy solicitation statement if and when it becomes available.


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This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

This press release includes certain statements of CTPI that may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and which are made pursuant to the Private Securities Litigation Reform Act of 1995. These forward-looking statements and other information relating to CTPI are based upon the beliefs of management and assumptions made by and information currently available to CTPI. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, or performance, as well as underlying assumptions and statements that are other than statements of historical fact, including statements regarding CTPI's proposed merger with Neurologix, Inc. When used in this document, the words "expects," "anticipates," "estimates," "plans," "intends," "projects," "predicts," "believes," "may" or "should," and similar expressions, are intended to identify forward-looking statements. These statements reflect the current view of the CTPI's management with respect to future events. Many factors could cause the actual results, performance or achievements of CTPI to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the risk that no merger agreement is reached or that the merger is not consummated, and the risks that, even if the merger is consummated, Neurologix may be unable to develop effective therapies for the treatment of disorders of the brain or the central nervous system, or if developed may be unable to commercialize those developments, or may be unable to secure sufficient financing for its development and commercialization efforts.


CONTACT:
Change Technology Partners, Inc.
Michael Gleason 203-661-6942



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